FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2004

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.
(Translation of registrant's name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 9, 2004, Lipman Electronic Engineering Ltd. issued a press release announcing financial results for the second quarter ended June 30, 2004 and a press release announcing a cash dividend.

A copy of each press release is annexed hereto as Exhibit 1 and Exhibit 2.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated August 9, 2004, announcing financial results for the second quarter ended June 30, 2004.

Exhibit 2.	Press Release, dated August 9, 2004, announcing a cash dividend.

The information set forth in the second, third, fifth, sixth, seventh, ninth, tenth, eleventh and twelfth paragraphs of, and the consolidated balance sheet, consolidated statements of operations and consolidated statements of cash flows data contained in, the press release attached as Exhibit 1 to this Report on Form 6-K, and the information set forth in the first paragraph in the press release attached as Exhibit 2 to this Report are hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-112993) of Lipman Electronic Engineering Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)
By:	/s/ Mike Lilo
Mike Lilo Executive Vice President, Finance and Chief Financial Officer

Dated: August 10, 2004

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release, dated August 9, 2004, announcing financial results for the second quarter ended June 30, 2004.
2.	Press Release, dated August 9, 2004, announcing a cash dividend.